Fortune Brands
Innovations, Inc.
1 Horizon Way, Building N
Deerfield, IL 60015-3888
847-484-4400 TEL

April 10, 2026

Office of Manufacturing

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Charles Eastman
Claire Erlanger

Re:	Fortune Brands Innovations, Inc.
Form 10-K for the year ended December 27, 2025
Form 8-K furnished February 12, 2026
File No. 001-35166

Dear Division of Corporation Finance, Office of Manufacturing:

Fortune Brands Innovations, Inc. (the “Company”) respectfully submits the following response to a letter dated March 27, 2026, from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) with respect to the above-referenced reports. For convenience, the Staff’s comment is repeated below, followed by the Company’s response.

Form 10-K for the year ended December 27, 2025

Management's Discussion and Analysis of Financial Condition and Results of Operations

2025 Compared to 2024

Total Fortune Brands, page 25

1.
In the Results of Operations section, when you describe two or more factors that contributed to a material change in a financial statement line item between periods, please quantify in future filings, where possible, the extent to which each factor contributed to the overall change in that line item. This disclosure should be provided for each significant income statement line item as well as for the segment discussion. As an example, your discussion on page 26 of the $221.8 million decrease in Operating income only quantifies asset impairment charges of $53.6 million and higher restructuring and restructuring-related charges of $67.8 million, without similar quantification provided for the other drivers identified. Please revise accordingly. Refer to Item 303(b)(2) of Regulation S-K and SEC Release No. 33-8350 for guidance.

FBIN Response:

We acknowledge the Staff’s comment, and confirm that, in future filings, the Company will quantify all factors that we believe materially impact changes in financial statement line items and are reasonably practicable to quantify. We also confirm that disclosures based on that standard will be provided for each significant income statement line item, as outlined in the example disclosure below, as well as for the segment discussion.

In certain instances, the Company refers to factors that are not reasonably practicable to quantify. In some cases, but not all, multiple interrelated factors—such as pricing, volume, and mix—cannot be reliably isolated, and the Company does not have a mechanism to separately track the impact of each component. As a result, management is unable to quantify the specific impact (or range of impacts) of each driver with reasonable certainty. In these instances, the Company cites qualitative information that is based on management’s best judgment, even though the underlying factors do not lend themselves to quantification. For example, in the Company’s discussion of consolidated operating income in its Annual Report on Form 10-K for the fiscal year ended December 27, 2025 (the “2025 Form 10-K”), the Company could not quantify the productivity gains attributable to strategic sourcing initiatives and manufacturing efficiencies, but the Company knew with certainty that it experienced productivity gains.

In future filings, where two or more factors contribute to material changes in financial statement line items, the Company will enhance its qualitative discussion of material drivers and provide quantification of material drivers where reasonably practicable.

Please see below an example of how the Company would revise future filings based on the disclosure from page 26 of the 2025 Form 10-K:

Operating income

Operating income decreased by $221.8 million, or 30.1%, ~~primarily~~ due to a decrease in net sales of $145.8 million primarily due to lower sales volume, material cost inflation of $80.3 million primarily due to tariffs and commodity price increases, asset impairment charges of $53.6 million, higher distribution costs of $11.6 million, and higher restructuring and restructuring-related charges of $67.8 million~~,~~. These factors are partially offset by lower incentive compensation of $51.7 million year over year, as well as continued productivity gains across the segments supported by strategic sourcing initiatives and manufacturing efficiencies ~~as well as reductions to incentive compensation~~.

Critical Accounting Estimates

Goodwill and Indefinite-lived Intangible Assets, page 36

2.
We note your disclosure on page 36 that the significant assumptions that are used to determine the estimated fair value of reporting units for impairment testing are forecasted revenue growth rates, operating income margins, market-participant discount rates and EBITDA multiples. You also disclose the actual assumptions used to estimate the fair values of the goodwill related to continuing operations tested quantitatively during the year ended December 27, 2025. Please explain to us, and revise your disclosure to clarify, the reporting units that were tested quantitatively versus qualitatively and explain why a quantitative analysis was performed. If any reporting units have a fair value that does not substantially exceed its carrying value, please revise to also disclose the percentage by which fair value exceeded carrying value at the date of the most recent test and the amount of goodwill allocated to the reporting unit. Please refer to Item 303(b)(3) of Regulation S-K.

FBIN Response:

We acknowledge the Staff’s comment. Consistent with our policy, we elected to bypass the qualitative assessment and performed a quantitative goodwill impairment analysis for each of the reporting units as of December 27, 2025. ASC 350-20-35-3B provides the unconditional option to bypass the qualitative assessment and proceed directly to the quantitative goodwill impairment test. We elected this approach for all reporting units due to the length of time that had elapsed since our previous quantitative assessment.

In future filings, we will revise our disclosure to clarify the reporting units that were tested quantitatively versus qualitatively. As an example of how the Company would revise future filings based on the disclosure from page 36 of the 2025 Form 10-K , the Company would supplement to add: “We elected to bypass the qualitative testing and proceeded directly to the quantitative testing for our annual goodwill impairment testing for all reporting units at December 27, 2025.”

The Company has three reporting units, and, as of December 27, 2025, each reporting unit’s fair value exceeded its carrying value by at least 50%. We will not revise our discussion of the 2025 goodwill impairment test in future filings because all reporting units had fair values that substantially exceeded their respective carrying values. In future filings, if there are reporting units at risk, the Company will include the disclosures discussed in Section 9510 of the Financial Reporting Manual.

Note 18. Information on Business Segments, page 82

3.
We note the tables included in Note 18 that present by segment: net sales, depreciation, amortization, other segment items and total operating income. We also note that the table presents an amount for unallocated expenses in the total column prior to the calculation of total operating income. Please note that this presentation is not consistent with the guidance in ASC 280-10-50-30(b) which requires a reconciliation of the total of the reportable segments’ amounts for each measure of profit or loss to your consolidated income before income taxes. See example reconciliation in ASC 280-10-55-48. Additionally, the amounts disclosed for each segment's "other segment items" should not be totaled in the last column, as that would represent a non-GAAP financial measure. Please revise future filings accordingly.

FBIN Response:

The Company acknowledges the Staff’s comment regarding the requirements in ASC 280-10-50-30(b) as well as regarding the appearance of creating a non-GAAP measure of consolidated “other segment items”. In future filings, we will revise the presentation to remove such amount. Additionally, the disclosure of reportable segment operating income will be revised in future filings to include a reconciliation of the subtotal of segment operating income to consolidated income before income taxes. Please see the below as an example of how the Company would revise future filings based on the disclosure in Note 18 of the 2025 Form 10-K.

Form 8-K furnished February 12, 2026

Exhibit 99.1, Earnings Release, page 6

4.
We note that your non-GAAP performance measures such as Diluted EPS from continuing operations before charges/gains, and operating income and margin before charges/gains shown on a consolidated basis, and by segment, include an adjustment for “other charges/gains.” We further note from your disclosure on page 13 that “other charges/(gains)” represent costs that are directly related to restructuring initiatives but cannot be reported as restructuring costs under GAAP. These costs can include losses from disposing of inventories, trade receivables allowances from discontinued product lines, accelerated depreciation due to the closure of facilities, gains or losses from selling previously closed facilities. Please provide us with detail of the nature of each significant amount included in this adjustment, along with an explanation of why you believe these adjustments are not considered normal operating costs. See guidance in Question 100.1 of the SEC Staff’s Corporation Finance Interpretations on Non-GAAP Financial Measures.

FBIN Response:

The Company acknowledges the Staff’s comment and confirms that the Company has considered the guidance in Question 100.01 of the Corporation Finance Interpretations on Non-GAAP Financial Measures. The Company confirms that the adjustment for these costs are not part of normal operations, as discussed below, and that the Company believes that the Company’s presentation of diluted earnings per share from continuing operations before charges/gains and operating income and margin before charges/gains shown is appropriate under the circumstances to give investors a representation of normal operating performance and period-to-period comparability.

The items included as adjustments within “other charges/gains” represent costs that were incurred directly in connection with discrete, strategic restructuring activities and would not have been incurred otherwise. These costs are not part of the Company’s normal operating expenses and are not necessary to operate the Company’s ongoing business. The table below summarizes the significant restructuring events and the related components of other charges/gains.

(in millions)	For Years Ended	
	December 27, 2025	December 28, 2024
Headquarters Consolidation		
Accelerated depreciation	12.5	-
Lease termination costs	14.3	-
Recruitment	3.5	-
Other professional services	9.8	-
Other costs	1.3	-
Subtotal	41.4	-
Exit of PVC Product Components		
Accelerated depreciation	8.6	13.5
Inventory write-down	-	3.7
(Gain)/loss on sale of assets	(1.2)	-
Shutdown expenses	0.8	-
Subtotal	8.2	17.2
Manufacturing Facility Closure		
Accelerated depreciation	1.6	7.7
Shutdown expenses	1.9	-
Subtotal	3.5	7.7
Supply Chain Distribution Optimization		
Accelerated depreciation	(0.7)	2.6
(Gain)/loss on sale of assets	-	(2.4)
Inventory write-down	0.8	-
Subtotal	0.1	0.2
Total	**53.2**	**25.1**

The Company has undertaken several major transformational initiatives that materially impact its strategic direction and are not expected to recur in the future. In connection with these actions, the Company incurred restructuring costs under ASC 420 and ASC 712, which are presented as non-GAAP adjustments. The Company also incurred restructuring-related costs that are directly attributable to these transformational initiatives and that would not have been incurred absent the restructuring. Because these initiatives are transformational in nature and the associated costs vary significantly from period to period based on project timing, the Company does not consider these costs to be normal, recurring operating expenses.

These transformational initiatives include the following:

•
Headquarters Consolidation:

In early 2025, the Company announced the consolidation of its U.S. regional offices into a single campus headquarters in Deerfield, Illinois, as disclosed in the Company’s Current Report on Form 8-K filed on January 22, 2025. This transformational initiative involved closing multiple regional offices and transitioning more than 500 roles to Deerfield, Illinois, which resulted in hiring more than 400 new associates during 2025 to offset planned departures. The Company has not previously undertaken a headquarters consolidation and does not expect to do so again in the foreseeable future. Costs associated with the headquarters consolidation include:

o
lease termination costs and accelerated depreciation associated with the closure of offices in North Olmsted, Ohio; Oak Creek, Wisconsin; Maumee, Ohio; Monclova, Ohio; and Irwindale, California;

o
professional services and recruitment costs paid to third parties related to the strategy, transition, organizational restructuring, and hiring of a significant amount of local talent; and
o
other costs that include approximately $0.6 million of duplicate headcount costs for employee overlap for training purposes for up to 60 days, and $0.7 million for support of IT infrastructure relocation.

The headquarters consolidation activities are expected to be completed before December 31, 2026.

•
Exit of PVC Product Components:

The Company made a strategic decision to exit PVC product components, which included discontinuing the windows business, externally sourcing railings, ceasing decking production at the Meridian, Idaho facility, and exiting a facility. The Company accelerated the depreciation of the related assets through the cessation of manufacturing. This restructuring program commenced in the second quarter of 2024 and was completed over approximately twelve months. The program is complete, and no further expenses will be incurred.

•
Manufacturing Facility Closure:

In the second quarter of 2023, the Company made a strategic decision to shift its supply chain strategy from vertically integrated manufacturing to source and assembly within the Security segment. As a result, the Company initiated the closure of its Milwaukee lock manufacturing plant, reducing our manufacturing footprint for locks by 50%. Production was shutdown in phases between the second quarter of 2023 through the first quarter of 2024, and disposal of the facility occurred in the second quarter of 2025. This restructuring program is complete, and no additional expenses will be incurred.

•
Supply Chain Distribution Optimization:

In 2023, the Company initiated a strategic optimization of its distribution center network within the Water segment. Consolidation activities were completed during 2025. This restructuring program is complete, and no additional expenses will be incurred.

The Company believes that presenting non-GAAP financial measures including adjustments for restructuring-related costs provides investors, when read in conjunction with the Company’s GAAP measures, useful information about the Company’s operating performance, by eliminating the impact that these items have on the underlying performance of its business. The Company also believes that the adjustments for other charges/gains are consistent with the guidance in Question 100.01 of the Non-GAAP Financial Measures Corporation Finance Interpretations because the costs are not part of the Company’s normal cash operating expenses and are not necessary to operate the Company’s ongoing business.

5.
We note that included in your disclosure of reconciliations of segment and consolidated operating income to operating income before charges/gains, you have disclosed a reconciliation of Corporate Expense (GAAP) to General and Administrative expenses before charges/gains. Please note that this reconciliation does not appear appropriate as the Corporate Expense amount is not a measure calculated in accordance with GAAP and represents a reconciling item for purposes of your ASC 280 required disclosures only in the notes to your financial statements. Please revise to remove this reconciliation. The adjusted Corporate expenses amounts should also be removed from the disclosure at the bottom of the table on page 13.

FBIN Response:

The Company acknowledges the Staff’s comment. In future earnings releases, we will remove the reconciliation of Corporate Expense (GAAP) to General and Administrative expenses before charges/gains from our Operating Income reconciliation.

********

Should you or any member of the Staff have any additional questions or comments regarding our response or the applicable filing, please feel free to contact me at 440-962-2566, or, in my absence, Hiranda Donoghue, Executive Vice President, Chief Legal Officer and Corporate Secretary.

Sincerely,

/s/ Ashley George
Ashley George
Interim Chief Financial Officer

cc: Hiranda Donoghue

Executive Vice President, Chief Legal Officer and Corporate Secretary